February 25, 2025

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, NV 89503

       Re: American Battery Technology Company
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Filed September 23, 2024
           File No. 001-41811
Dear Ryan Melsert:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2024
Item 2. Properties, page 21

1. Please disclose the commodity price, the metallurgical recovery factor, and the point of reference with your mineral resource table pursuant to Item 1304(d)(1) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact John Coleman at 202-551-3610 or Craig Arakawa at
202-551-3650 if you have questions regarding comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation